UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 1-11037

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Praxair Distribution, Inc. 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Praxair, Inc.
39 Old Ridgebury Road
Danbury, Connecticut 06810-5113

This report consists of 17 pages.

Praxair Distribution, Inc. 401(k) Retirement Plan

Index

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
P.O.Box 9316
Stamford CT 06904-9316
Telephone (203) 539 3000
Facsimile (203) 539 3001

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Praxair Distribution, Inc. 401(k) Retirement Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Praxair Distribution, Inc. 401(k) Retirement Plan (the "Plan") at December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule G - Schedule of Nonexempt Transactions and Schedule H, line 4i - Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Stamford, Connecticut
June 28, 2006

Praxair Distribution, Inc. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
At December 31, 2005 and 2004

	December 31, 2005	December 31, 2004
Assets:		
Investments, at fair value (Note 4):		
Participant directed	$ 106,638,592	$ 97,709,571
Non-participant directed (Note 5)	-	582,985
	106,638,592	98,292,556
Loans to participants, at cost	4,342,686	3,877,591
Total Assets	110,981,278	102,170,147
Liabilities:		
Contribution payable to Praxair Distribution, Inc.	75,696	-
Net assets available for benefits	$ 110,905,582	$ 102,170,147

The accompanying notes are an integral part of these financial statements.

Praxair Distribution, Inc. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2005

Additions to net assets	
Contributions:	
Participant	$ 5,398,205
Employer	3,898,240
	9,296,445
Investment income:	
Dividends	3,957,570
Interest on participant loans	159,220
	4,116,790
Net appreciation in fair value of investments (Note 4)	3,390,343
Rollovers from other plans (Note 2)	407,401
Total additions to net assets	17,210,979
Deductions from net assets	
Benefit payments to participants	7,822,977
Administrative expenses	155,479
Transfers to other plans, net (Note 8)	497,088
Total deductions from net assets	8,475,544
Increase in net assets	8,735,435
Net assets available for benefits	
Beginning of year	102,170,147
End of year	$ 110,905,582

The accompanying notes are an integral part of these financial statements.

Note 1 - Inception of the Plan

GenEx, LTD, the predecessor company to Praxair Distribution, Inc., previously established a 401(k) profit sharing plan on March 1, 1989. On January 1, 1997, this plan was adopted by Praxair Distribution, Inc. (the "Company") and renamed as the Praxair Distribution, Inc. 401(k) Retirement Plan (the "Plan").

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions. The following information may not apply to employees covered under bargaining unit agreements.

General
The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Praxair Distribution, Inc. 401(k) Plan (the "Administrator"). The Board of Directors of Praxair Distribution, Inc. oversees the activities of the Administrator. The trustee and recordkeeper of the Plan's assets is Fidelity Management Trust Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility
All regular, full-time employees (as defined in the Plan) of the Company and its participating subsidiaries are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating subsidiaries are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.

Contributions
Participant contributions to the plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compenation (as defined in the Plan). Non-highly compensated employees (as defined in the Internal Revenue Code (the "Code")) are allowed to contribute up to 40% of their eligible compensation on either a before-tax or after-tax basis. Highly compensated employees are allowed to contribute up to 15% of their eligible compensation to the Plan, of which 9% may be on a before-tax basis. Participants' before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the "IRS"), which amounted to $14,000 in 2005 and $13,000 in 2004. All employees who are eligible to make elective deferrals under the Plan and who have attained age 50 before the close of the Plan year may elect to make additional "catch-up" contributions for the Plan year. For 2005, the maximum catch-up contribution amount permitted under the Code was $4,000.

Effective July 1, 2004, the Plan was amended to permit immediate eligibility for Company contributions for all eligible regular, full-time Company employees. Prior to the change, a two-year waiting period was in effect and all Company contributions made before July 1, 2004, and all employee pay deferral contributions were and continue to be 100% vested. Coincident with this change, the Plan was amended to add a three year vesting schedule for all Employer Contributions made on or after July 1, 2004. The three year period begins on the employee's date of hire or adjusted date of hire, whichever is earlier. Also effective July 1, 2004, for participants who terminate employment on or after that date, unvested Company contributions are forfeited upon termination. Notwithstanding this amendment, participants employed by Praxair Distribution Southeast, LLC ("PDSE"), remain subject to a two-year of service waiting period before being eligible to receive Company contributions under the Plan. Any Company contributions made on behalf of an employee of PDSE are fully vested at all times. Additionally, part-time employees are only eligible to receive Company contributions to the Plan after their completion of certain minimum service requirements set forth in the Plan.

The Company will make a contribution on behalf of eligible employees according to the following table. One Age & Service Point is granted for each year of age, and one point for each full year of Company service. Points are determined at the beginning of the Plan year. The Company contribution is a percent of compensation (as defined in the Plan). The contribution will be made at the end of each pay period.

Age & Service Points	Under 30 points	30 - 39 points	40 - 49 points	50 - 54 points	55 or more points
Company Contribution	2.0%	2.5%	3.0%	4.0%	5.0%

Vesting

Employees are at all times fully vested in their own contributions, Company contributions made prior to July 1, 2004, and rollover contributions. All participants, except those employed by PDSE, become fully vested in Company contributions made after July 1, 2004 after completing three years of service. Participants who are employees of PDSE are at all times fully vested in all Company contributions made on their behalf. Unvested Company contributions are forfeited upon employment termination and may be used to reduce future Company contributions or for Plan expenses.

Investment Options
Each participant directs the investment of his or her funds among the following options:

Balanced Funds:
- Vanguard Life Strategy Income Fund
- Vanguard Life Strategy Moderate Growth Fund

Fixed Income Funds:
- Fidelity Managed Income Portfolio (MIP) II Class 3 Fund*
- Morgan Stanley Institutional Fund Trust (MSIFT) Core Plus Fixed Income Portfolio Institutional Class
- GMO Emerging Country Debt Shares Fund Class 3

Equity Investment Funds:
- Fidelity Equity Income Fund*
- Spartan U.S. Equity Index Fund*
- Fidelity Magellan Fund*
- Morgan Stanley Institutional Fund Trust (MSIFT) U.S. Small Cap Value Portfolio Institutional Class
- Columbia Acorn Fund Class Z
- Fidelity International Discovery Fund* *(included effective December 1, 2005)*
- International Index Fund *(included effective December 1, 2005)*
- Wellington TC Growth Portfolio *(included effective December 1, 2005)*
- Putnam Investor Fund Class A *(eliminated effective December 1, 2005)*
- Janus Worldwide Fund *(eliminated effective December 1, 2005)*
- Capital Guardian Non-US Equity Fund *(eliminated effective December 1, 2005)*

Praxair Common Stock Fund*
Praxair Discounted Stock Fund* *(acquired at 95% of market price effective December 1, 2005; acquired at 90% of market price prior to December 1, 2005)*

* Party-in-interest

Effective December 1, 2005, the following investment options were no longer available under the Plan. All balances remaining in these funds and future contributions directed to these funds as of December 1, 2005, were automatically transferred to the investment option shown below:

Fund Closed as of 11/30/05	As of 12/1/05 New Investment Option
Putnam Investor Fund Class A	Wellington TC Growth Portfolio
Capital Guardian Non-US Equity Fund	Fidelity International Discovery Fund
Dow Chemical Stock Fund	Praxair Common Stock Fund

Participant contributions into the Praxair Discounted Stock Fund are limited to payroll deductions. No exchanges into the fund are allowed. Certain other restrictions apply to investments in the Praxair Discounted Stock Fund, as defined in the Plan's provisions. Participants are limited to a maximum of 12 sales per twelve-month period from the Praxair Common Stock Fund and one sale per twelve-month period from the Praxair Discounted Stock Fund. Prior to December 1, 2005, Praxair Discounted Common Stock was acquired at 90% of market value. Effective December 1, 2005, the Praxair Discounted Common Stock is acquired at 95% of market value.

Consistent with prior years, no further contributions were permitted into the Dow Chemical Stock Fund (formerly Union Carbide Company Stock Fund). Dividends earned on Dow Chemical common stock were invested in the Fidelity MIP II Class 3 Fund. Effective December 1, 2005, the Dow Chemical Stock Fund was eliminated and all balances in the fund were transferred to the Praxair Common Stock Fund.

On March 1, 2004, the Plan implemented an annual restriction on the number of exchanges (in or out) into the Janus Worldwide Fund, the Capital Guardian Non-US Equity Fund, and the GMO Emerging Country Debt Share Fund Class 3. There is a limit of six exchanges into each fund per calendar year. No restriction on exchanges out of the funds was made. The Janus Worldwide Fund and the Capital Guardian Non-US Equity Fund were eliminated effective December 1, 2005. The balances of the Capital Guardian Non-US Equity Fund were transferred to the Fidelity International Discovery Fund as of December 1, 2005.

Dividend Payout on Company Stock Funds

A dividend payout feature allows participants to elect to receive any future dividends from the Praxair Common Stock Fund and the Praxair Discounted Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. A portion of the Plan, consisting of the Praxair Common Stock Fund, the Praxair Discounted Stock Fund, and the Praxair Employer Match Stock Fund, has been designated as an Employee Stock Ownership Plan ("ESOP"). This designation as an ESOP has no other effect on benefits under the Plan. As stated above, the Praxair Employer Match Stock Fund has been eliminated and assets were transferred to the Praxair Common Stock Fund, effective December 1, 2005.

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and, in limited cases (as defined in the Plan's provisions), may withdraw before-tax contributions. Mandatory distributions from the Plan are required starting April 1 of the year following that in which a participant attains age 70½.

Loans

The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan's provisions.

Loans may be repaid during fixed terms not to exceed five years (thirty years for home loans). Principal and interest is paid ratably through payroll deductions. The loans are collateralized by the balance in the participant's account and bear interest at rates set quarterly equal to 1% less than the prime rate. Rates on existing loans ranged from 3.00% to 11.50% in 2005.

Rollovers
Rollovers represent transfers of account balances of certain participant contributions into the Plan from other qualified plans or individual retirement accounts.

Unclaimed Benefits and Forfeitures
The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at a time determined by the Administrator. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit. Under the Plan's provisions, forfeitures shall be applied at the Company's discretion, to pay the Plan's administrative expenses or reduce future Company contributions.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Payment of Benefits
Benefits are recorded when paid.

Participant's Account Activity
Participant accounts are credited with participant contributions and contributions from the Company, and an allocation of the Plan earnings, which is based on the participant account balances, and their accounts are charged for withdrawals and administrative expenses.

Basis of Reporting Investments
Plan investments are reported at market value, based upon quoted market prices or independent appraisals, except for loans to participants, which are carried at cost. Market value represents contributions made plus earnings, less Plan withdrawals and administrative expenses. Funds are valued on a daily basis.

Income Recognition
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates, of which the most significant is the fair value of investments.

Risks and Uncertainties
The Plan provides for various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

Note 4 – Investments

Individual investments held by the Plan that exceed five percent of the Plan's net assets available for benefits at December 31, 2005 and 2004, respectively, are noted below:

		2005		2004
Fidelity Managed Income Portfolio II Class 3 Fund	$	27,281,401	$	25,514,802
MSIFT U.S. Small Cap Core Value Portfolio Institutional Class	$	20,736,736	$	19,778,394
Spartan U.S. Equity Index Fund	$	13,146,023	$	12,741,810
Fidelity Magellan Fund	$	7,929,690	$	7,826,365
Praxair Common Stock Fund	$	7,758,245		*
MSIFT Core Plus Fixed Income Portfolio Instititutional Class	$	5,971,798	$	5,954,923
Vanguard Life Strategy Moderate Growth Fund	$	5,671,408	$	5,699,196

* Not Applicable

During 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		Year Ended December 31, 2005
Mutual Funds	$	1,521,504
Praxair Common Stock Fund		1,056,082
Praxair Discounted Common Stock Fund		798,802
Praxair Employer Match Stock**		109,361
Common Trust		2,584
Dow Chemical Stock Fund**		(97,990)
	$	3,390,343

**Appreciation (depreciation) earned prior to fund transfer as described in Note 2.

Note 5 – Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

	December 31, 2005	December 31, 2004
Net assets:		
Praxair Employer Match Stock Fund	$ -	$ 582,985

	Year ended December 31, 2005
Changes in net assets:	
Contributions	$ 7,594
Interest & Dividends	7,562
Net appreciation	109,361
Benefit payments	(28,717)
Administrative fees	(637)
Transfers to participant-directed investments	(678,148)
	$ (582,985)

Note 6 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 31, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since the date it was submitted to the Internal Revenue Service, the Plan Administrator and external counsel believe that in design and operation, it continues to operate in accordance with applicable law.

Note 7 - Plan Expenses

Administrative fees are paid by participants in accordance with Plan provisions and charged to plan participants based upon account balances. Participants are charged an annual rate of 0.08% of their account balance on a monthly basis. These fees, which are accumulated and paid out of the Fidelity Cash Reserves Fund, are intended to cover all administrative expenses incurred by the Plan. To the extent deductions from participant accounts were insufficient to cover the total cost of the Plan in 2005, the difference was paid by the Company. Amounts paid by the Company for Plan expenses during the year were immaterial. A loan application fee of $35 is charged for each new loan.

Note 8 – Transfers of Participants

Participant investment balances are reflected by the recordkeeper, Fidelity, as of the closing date per the financial statements. Participants who transfer between companies of Praxair Distribution, Inc. during the plan year have their respective balances reflected in the company, which they are a part of at year-end.

Note 9 – Parties-in- Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments. Fidelity Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan did have nonexempt party-in-interest transactions whereby participant contributions of $124 were not remitted timely by the Company to the Plan.

Note 10 – Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan's provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Note 11 – Subsequent Event

Effective January 1, 2006, all newly hired employees will be automatically enrolled in the Plan after 60 days of employment.

Effective March 1, 2006, all existing balances in the Janus Worldwide Fund were automatically transferred into the Fidelity International Discovery Fund as the Janus Worldwide Fund was eliminated as an investment option as of December 1, 2005.

Praxair Distribution, Inc. 401(k) Retirement Plan
Schedule G – Schedule of Nonexempt Transactions
Year Ended December 31, 2005

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-in-Interest	(c) Description of Transactions Including Maturity Date, Rate of Interest, Collaterol, Par or Maturity Value	(h) Cost of Asset
Praxair Distribution, Inc.	Employer/Plan Sponsor	Late remittance of participant contributions for March 2005 made May 6, 2005	$9
Praxair Distribution, Inc.	Employer/Plan Sponsor	Late remittance of participant contributions for July 2005 made August 19, 2005	$66
Praxair Distribution, Inc.	Employer/Plan Sponsor	Late remittance of participant contributions for August 2005 made November 4, 2005	$49

Note: Columns (d) through (g), (i) and (j) are not applicable

Praxair Distribution, Inc. 401(k) Retirement Plan
Schedule H, 4i – Schedule of Assets
(Held at End of Year)

(a)	(b) Identity of issue, borrower, lessor of similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Fidelity Management Trust Company			
		Fidelity MIP II Class 3 Fund	**	$ 27,281,401
		MSIFT U.S. Small Cap Core Portfolio	**	20,736,736
		Spartan US Equity Index Fund	**	13,146,023
		Fidelity Magellan Fund	**	7,929,690
		Praxair Common Stock Fund	**	7,758,245
		MSIFT Core Plus Fixed Income Portfolio	**	5,971,798
		Vanguard Life Strategy Moderate Growth Fund	**	5,671,408
		Praxair Discounted Common Stock Fund	**	4,499,708
		Janus Worldwide Fund	**	3,332,794
		Vanguard Life Strategy Income Fund	**	2,883,765
		Columbia Acorn Z	**	2,726,454
		Fidelity Equity Income Fund	**	1,879,852
		GMO Emerging Country Debt	**	1,580,360
		Fidelity International Discovery Fund	**	786,206
		Wellington TC Growth Portfolio	**	416,103
		Fidelity Cash Reserve***	**	33,741
		International Index Collective Common Trust***	**	4,307
		Fidelity Retirement Money Market***	**	1
*	Participant Loans	Rates ranging 3.00% to 11.50%; various maturities	**	4,342,686
		Total assets held for investment purposes		$ 110,981,278

* Party-in-interest
** Cost information is not required for participant directed investments and therefore, is not included
*** Fund is not an investment option (Note 2)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Distribution, Inc. 401(k) Retirement Plan

Date: June 28, 2006

By: J.S. Sawyer

James S. Sawyer,
Member of the Administration and Investment Committee for the Praxair Distribution, Inc. 401(k) Retirement Plan

(On behalf of the Plan)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 Atlantic Street
P.O.Box 9316
Stamford CT 06904-9316
Telephone (203) 539 3000
Facsimile (203) 539 3001

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-33801) of Praxair, Inc. of our report dated June 28, 2006 relating to the financial statements of The Praxair Distribution, Inc. 401(k) Retirement Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Stamford, Connecticut
June 28, 2006

Praxair Distribution, Inc. 401(k) Retirement Plan

Financial Statements and Supplemental Schedules
December 31, 2005 and 2004